EXHIBIT 21.1

SUBSIDIARIES OF
TITAN MACHINERY INC.

Name	Ownership	Jurisdiction of Incorporation/ Organization
NW Property Solutions LLC	100%	North Dakota
Titan European Holdings S.a.r.l.	100%	Luxembourg
Titan Machinery Ukraine LLC	100%	Ukraine
Titan Machinery D.o.o. Novi Sad	100%	Serbia
Titan Machinery Austria GmbH	100%	Austria
Titan Machinery Romania S.R.L.	100%	Romania
Titan Machinery Bulgaria AD	100%	Bulgaria
Titan Machinery Deutschland GmbH	100%	Germany